Correspondence

March 26, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Joe McCann

Re:	Riot Blockchain, Inc. Current Report on Form 8-K filed October 4, 2017 Response dated February 21, 2018 File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Blockchain, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter to the Company dated March 8, 2018.

SEC Comment

Response Dated February 21, 2018

General

1.
We note your response to prior comment 3. Your determination that you do not meet the definition of an investment company under ASC 946 appears to hinge on your assertion that you do not provide your investors with investment management services. Please explain your consideration as to whether your significant business activities fit within the broader context of investment management services. For example, ASC 946-10-55-16 illustrates that investment management services include providing access to investment opportunities unobtainable by individual investors. In this regard, your public disclosures have indicated that you are providing investors with investment exposure to the blockchain ecosystem through targeted investments in the sector, with a primary focus on the bitcoin and ethereum blockchains.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | www.srfkllp.com

2.	You assert in your response to prior comment 3 that the company's business purposes are publicly disclosed and consist of both capital appreciation and investment income. Please address the following:

• Describe for us the company's design, business purpose(s), and how it holds itself out to investors.
• Identify for us examples of your public disclosure referenced in your response that indicates that the company's business purposes consist of both capital appreciation and investment income.
• Clarify for us whether you have identified or intend to identify potential exit strategies for the company's investments through which the company can realize capital appreciation.
• Provide us with a description of the various business activities performed by the company and each of its consolidated subsidiaries and the nature of the returns generated by such activities (e.g., capital appreciation, investment income or operating income). For each entity, clarify whether it develops, produces or markets products and services (other than investment management services) for/to its customers.
• Describe for us the activities of the company's officers and directors (e.g. seeking investments for capital appreciation and/or investment income or for the purpose of providing goods and services to customers).
• Provide us with an analysis of the additional guidance in ASC 946-10-55-4 through ASC 946-10-55-10.

Joint Response to Comments #1 and #2:

Riot Blockchain Inc. (the "Riot" or "the Company") is not an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940, as amended (the "Act"). Section 3 of the Act provides two definitions of "investment company" that could potentially relate to Riot. Section 3(a)(1)(A), a subjective test, applies to those issuers that intend to be investment companies and that are, or hold themselves out as being, primarily engaged in the business of investing in securities. This definition does not apply to Riot because Riot is not and does not hold itself out as primarily engaged in the business of investing in securities.  Section 3(a)(1)(C), is an objective test and applies to any issuer that is engaged in the business of investing, reinvesting, owning, holding or trading securities, and owns or proposes to acquire "investment securities" having a value in excess of 40% of the issuer's total assets.  Riot does not meet this portion of the definition as its assets are predominantly its computer servers used to mine digital assets, which in essence is providing transaction verification services.  In the future, regulatory interpretations may consider the digital assets themselves that are mined to be "investment securities".  This possibility is addressed below and in the Company's SEC filings and reports as a significant risk

Section 3(a)(1)(A) Analysis

The Company describes itself in its public filings and presentations engaging in activities in which it aims to be a leader in developing and operating blockchain technologies through appropriately targeted investments and acquisitions.  The Company has made significant strides in ramping up its internally owned and operated cryptocurrency mining operations in particular, which starting in March 2018 are projected to yield in excess of 2 bitcoins per day generated from running  approximately 3,000 ASIC cryptocurrency mining servers located in its leased facility in Oklahoma City, Oklahoma.  The Company presently restricts the digital assets it mines to bitcoin, bitcoin cash, and litecoin and anticipates growing its number of deployed mining servers in Oklahoma City to approximately 8,000 ASIC cryptocurrency mining servers by May 2018.

In addition, the Company has made several investments in other owned or controlled ventures developing blockchain technologies and holds several minority investments that could be considered "investment securities".  In response to the Staff's reference to the Company's publicly disclosed stated purpose, the Company believes that just as any publicly traded company can provide investment exposure for investors for assets in other industries (consider for example, the ownership of uranium, gold, silver, copper, airplanes, drugs or real estate), investors can find a means to gain investment exposure to the emerging blockchain ecosystem through an investment in the Company's common stock which is publicly traded on NASDAQ.  Since the Company owns various assets engaged in blockchain technology and owns cryptocurrency directly, both as a result of its cryptocurrency mining and transaction verification services and acquired from a one-time successful bid at a United States Marshall's service auction, investors can obtain "exposure to the blockchain ecosystem through the Company's targeted investments" in these assets.  The Company has modified its presentations to better coalesce with its development and currently uses the following introductory overview in its investor presentations:

"Riot Blockchain intends to gain exposure to the blockchain ecosystem through its mining operations, internally developed businesses, joint ventures, and targeted investments in the sector. Its primary focus is on Bitcoin and general blockchain technology."

In further responding to the Staff's concerns that the Company may be an investment company the Company has performed an analysis of its operations against the five-factor test and determined that it is not.  To determine whether an issuer is engaged primarily in investing in securities, the SEC generally has analyzed the company using the five-factor test enunciated in Tonopah Mining Company of Nevada (26 S.E.C. 426 (1947)). The five factors are: (i) the company's historical development, (ii) its public representations of policy, (iii) the activities of its officers and directors, (iv) the nature of its present assets and (v) the sources of its present income. Looking at these factors, Riot clearly is not primarily engaged in investing in securities. As discussed above, its historical development and public representations of policy illustrate that Riot is primarily engaged in the business of acquiring, operating and supporting (through management and investments) blockchain related non-investment company businesses, and its management spends the vast majority of its time overseeing and executing this strategy (i.e., not engaging in short-term securities trading or investing activities). Currently Riot and its majority owned subsidiaries employ a total of 24 employees, three of whom are less than full time. Of the total employees, seven are executives and officers (all hands-on in day-to-day operations), six are in finance, accounting and administrative, (including the Company's public reporting functions), five are focused on sales and marketing functions, four are dedicated to technical services for platform, web and software development and two are in business development, one of whom is part-time.

Section 3(a)(1)(C) Analysis

The second definition of "investment company" potentially applicable to Riot, Section 3(a)(1)(C), is an objective test and applies to any issuer that is engaged in the business of investing, reinvesting, owning, holding or trading securities, and owns or proposes to acquire "investment securities" having a value in excess of 40% of the issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. For purposes of that definition, the term "investment securities" exempts majority-owned subsidiaries of the issuer that are not themselves investment companies. Under that analysis, our assets are dominated by equipment and related assets, the purpose of which is to mainly support Riot's mining operations for digital currency. In exchange for that service, the Company is rewarded (or compensated) in digital assets. The activities entail running specialized computer servers which solve a set of prescribed complex mathematical calculations in order to add a block to the Blockchain and thereby confirm digital currency transactions.  When we are successful in adding a block to the Blockchain we are rewarded in digital assets (i.e. Bitcoin) for our effort.  As of December 31, 2017, less than 40% of Riot's total assets (exclusive of government securities and cash items) consisted of digital assets or cost method investments accounted for under ASC subtopic 325-20, Investments-Other: Cost Method Investments which is expected to continue to be the case as of March 31, 2018.  This assumes that the Bitcoin itself would be included in the definition of investment securities, which is a question that is as of yet unresolved by the regulatory interpretations applicable to the Company's business.

Conclusion

The Company has reviewed various additional related source materials and acknowledges that the absence of one or more of the typical investment company characteristics (as recited in our letter to the Staff dated March 8, 2018) does not necessarily prevent an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, the guidance we have reviewed allows for judgment and some flexibility in assessing whether the entity's business activities, considering all facts and circumstances, are consistent with those of an investment company.  In particular we are influenced by the accounting definition of an investment company contained in Accounting Standards Update No. 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements, available at www.fasb.org.

When reviewing these measures relative to REITs, using principles which we believe are also applicable to our analysis of the Company's status as an investment company, KPMG LLP summarized the SEC literature as follows1:

An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliate through operating or strategic activities. An investment company may be involved in day-to-day management activities of its investees and provide financial support to its investees if those services are provided to maximize the overall value or capital appreciation of the investment, and they do not represent a separate substantial business activity or separate substantial source of income for the investment company entity (or its affiliates in relation to the investing activities of the entity).

1 https://assets.kpmg.com/content/dam/kpmg/pdf/2013/12/new-investment-company-accounting-literature.pdf

Finally, we note that even an issuer that otherwise falls within the definition of "investment company" in Section 3(a)(1)(C) nonetheless is exempted from that definition by Section 3(b)(1) of the Act if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. See e.g., SEC v. National Presto Ind., Inc., 486 F.3d 305, 312-315 (7th Cir. 2007). The determination of a company's primary business under Section 3(b)(1) is generally made by application of the same five-factor test discussed above. As discussed above, applying that test to Riot demonstrates that Riot is primarily engaged in Bitcoin and general blockchain technology as evidenced by its operating activities, its public representations about its business, the day-to-day activities of its officers and directors, the sources of its income (Transaction Verification Services) and the nature of its assets.

Notwithstanding the foregoing, circumstances may arise where during a particular measurement cycle the Company may realize that more than 40% of its assets constitute investment securities, as such term is understood at the time, including as may arise as a result of holding cryptocurrency mined by the Company.  In such event the Company would take steps to reduce such holdings to 40% or less, which could include liquidating cryptocurrency holdings for fiat currency for example.  The Company has prepared additional risk factor disclosures describing the possibility of becoming an inadvertent investment company under the Commission's interpretations and the actions that may be taken which will be included in future filings as well as the impact on having to register as an investment company if no exemption is then available.

3.
In your response to prior comment 4 you indicate that you have not yet finalized your accounting and financial reporting policies for your digital assets but expect to do so as part of your year-end financial reporting process. We are therefore not in a position to evaluate the accounting and financial reporting considerations included in your response at this time. As a reminder, we do encourage companies and their auditors to consult with the Office of the Chief Accountant (OCA) on accounting and financial reporting matters, especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists. Instructions regarding pre-filing submissions to OCA can be found on our website at https://www.sec.gov/info/accountants/ocasubguidance.htm.

Response:

The Company has been advised that the fair value measurement model should be the accounting model used for the Company's digital assets and intends to proceed on that basis.  This position is consistent with the following excerpt from PWC's Point of View Cryptocurrencies (March 2018):

While it is possible to fit cryptocurrency into the existing accounting model for intangible assets, this model does not best reflect the economics of these unique assets.

Unlike other intangible assets that are measured at cost (unless impaired), the fundamental nature of cryptocurrencies is different. While these assets have no physical substance, many are traded on exchanges (unlike other intangibles), are designed to be accepted as payment for other goods and services (which is infrequent for intangibles), and subject to significant volatility.

We believe that a fair value measurement model, with both realized and unrealized changes reflected currently in the income statement, will best represent the economics associated with holding cryptocurrencies.

4.
We acknowledge your response to prior comment 1. We note that Exhibit A, which is referenced in your response, values the Company's investment in Coinsquare/goNumerical at $3,000,000 as of September 30, 2017. We note further that a shareholder letter dated February 16, 2018, filed with an 8-K on the same date, notes that the Company's stake in Coinsquare is "now valued at CAD $50 million" which is "over 15x higher than the valuation at which Riot first invested." Please provide a detailed calculation on an unconsolidated basis for a recent date (no earlier than February 28, 2018), for which assets held by the Company are included as "investment securities" for Company Act Section 3 purposes.

Response:

With respect to its other minority investments, the Company and its advisors believe that we should record our investments at cost in accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, because the Company does not have significant influence or voting control over such minority investments and which do not have readily determinable fair value.  If the Company is deemed an investment company in the future, the Company will record its other minority investments at fair value.

As discussed in comment 1 & 2, we note that even an issuer that otherwise falls within the definition of an "investment company" in Section 3(a)(1)(C) nonetheless is exempted from that definition by Section 3(b)(1) of the Act if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.  Therefore even if the value of the Company's stake in Coinsquare is "now valued at CAD $50 million and our "investment securities" have a value in excess of 40% of the issuer's total assets, we would not be required to quantify our fair value of investment securities as compared to total assets because Riot is primarily engaged in the business of acquiring, operating and supporting (through management and investments) blockchain related non-investment company businesses, and its management spends the vast majority of its time overseeing and executing this strategy (i.e., not engaging in short-term securities trading or investing activities).

Exhibits

5.	We note your response to prior comment 8. Please file the agreement promptly.

Response:

This agreement was filed March 15, 2018, requesting confidential treatment for identified information.

Very Truly Yours,

/s/ Harvey Kesner